Exhibit 12

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars In Thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012

Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$48,197	$54,399	$35,877	$48,499	$129,649	$89,189	$73,764
Add:
Fixed charges	15,674	12,042	8,001	7,254	6,548	5,273	4,514
Share of distributed income of 50% owned affiliate	765	735	785	825	1,649	1,223	1,285

Adjusted Earnings	$64,636	$67,176	$44,663	$56,578	$137,846	$95,685	$79,563

Fixed Charges
Interest expense (1)	$11,723	$8,510	$6,016	$5,900	$4,733	$3,656	$3,285
Estimate of interest in rental expense	3,951	3,532	1,985	1,354	1,815	1,617	1,229

Fixed Charges	$15,674	$12,042	$8,001	$7,254	$6,548	$5,273	$4,514

Preferred stock dividends	5,912	463	519	509	473	488	473

Combined fixed charges and preferred stock dividends	$21,586	$12,505	$8,520	$7,763	$7,021	$5,761	$4,987

Ratio of earnings to fixed charges	4.1	5.6	5.6	7.8	21.1	18.1	17.6

Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	5.4	5.2	7.3	19.6	16.6	16.0

(1)	Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.